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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1
                               (Amendment No. 4)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

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                                  Conrail Inc.
                           (Name of Subject Company)

                         Norfolk Southern Corporation
                       Atlantic Acquisition Corporation
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  208368 10 0
                      (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                           NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            -----------------------

                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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         This Amendment No. 4 amends the Tender Offer Statement on Schedule
14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred
Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 24, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and
(a)(2) to the Schedule 14D- 1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Schedule 14D-1.

       ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 is hereby amended to add the following:

         (a) As of November 4, 1996, Parent had received signed commitment letters from banks for over $15 billion to fund its proposed acquisition of the Company. Receipt by Parent of such commitments satisfies the Financing Condition to the Offer.

     ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
             BIDDER.

         Item 5 is hereby amended to add the following:

         (b) On November 4, 1996, Parent announced that it was having discussions with CSX concerning the Offer and the Proposed CSX Transaction consistent with Parent's previously announced position that the Company cannot be acquired by either CSX or Parent without a plan to maintain a balanced competitive structure for Eastern railroad service.

     ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 is hereby amended to add the following:

         On November 4, 1996, Parent filed its definitive proxy statement with the SEC relating to its solicitation of proxies against the adoption of the Articles Amendment at the Pennsylvania Special Meeting and provided copies of the proxy statement to the Company for dissemination to the Company's shareholders.

    ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 is hereby amended to add the following:

         At the hearing scheduled by the District Court on November 4, 1996 to hear arguments concerning the TRO Motion, counsel to the Company advised the District Court that the Company Board had on that date adopted a resolution deferring the "Distribution Date" under the Rights Agreement "until such date as the Rights become exercisable (i.e., ten days after a party other than CSX Corporation acquires more than 10% of Conrail's shares)." Counsel to CSX advised the District Court that CSX had consented to the terms of such resolution. In view of the fact that the Company and CSX had taken the action that Norfolk Southern requested be ordered by the District Court, the District Court stated that it was not necessary for the District Court to take action concerning the TRO Motion.

     ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

             Item 11 is hereby amended to add the following:

             (a)(21)  Press Release issued by Parent on November 4, 1996

             (a)(22)  Press Release issued by Parent on November 4, 1996

             (a)(23)  Press Release issued by Parent on November 4, 1996

             (a)(24)  Corrected Competitive Analysis dated November 4, 1996




                                     SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1996

                                       NORFOLK SOUTHERN CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.
                                         --------------------------
                                      Name:  James C. Bishop, Jr.
                                      Title: Executive Vice President-Law

                                      ATLANTIC ACQUISITION CORPORATION

                                      By: /s/ JAMES C. BISHOP, JR.
                                         --------------------------
                                      Name:  James C. Bishop, Jr.
                                      Title: Vice President and General
                                               Counsel


                                   EXHIBIT INDEX

  Exhibit
  Number                  Description                               Page
  -------                 -----------                               ----
  (a)(21)     Press Release issued by Parent on November 4, 1996

  (a)(22)     Press Release issued by Parent on November 4, 1996

  (a)(23)     Press Release issued by Parent on November 4, 1996

  (a)(24)     Corrected Competitive Analysis dated November 4, 1996